82-1209

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378





05007981

SUPPL

April 19, 2005.

PRESS RELEASE

GGL ANNOUNCES PRIVATE PLACEMENT FINANCING OF $1.4 MILLION

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** is pleased to announce that the Company has reached agreement with The Tell Fund of London, England, for a non-brokered private placement of units to raise gross proceeds of $1,400,000 by way of the sale of 7,777,778 units at $0.18 per unit. Each unit consists of one common share and one non-transferable warrant, with one warrant entitling the holder to purchase one common share for a term of 24 months from the closing date at $0.20 per share for the first 12 months and $0.22 per share for the following 12 months.

The subscription proceeds will be used for 2005 exploration on the Company's 100%--owned properties including $455,000 on drilling on the Fishback Property (now in progress), $611,900 of delineation drilling and bulk sampling on the Doyle Sill and $120,000 on ground geophysics and drilling on other areas within the Doyle claims.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.